Calculation of Filing Fee Tables
Table 1: Transaction Valuation
		Proposed Maximum Aggregate Value of Transaction	Fee Rate	Amount of Filing Fee
Fees to be Paid	1	$ 2,277,951,094.78	0.0001381	$ 314,585.05
Fees Previously Paid
	Total Transaction Valuation:	$ 2,277,951,094.78
	Total Fees Due for Filing:			$ 314,585.05
	Total Fees Previously Paid:			$ 0.00
	Total Fee Offsets:			$ 0.00
	Net Fee Due:			$ 314,585.05
Offering Note
[1]	The filing fee has been calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended. The Company is soliciting proxies to approve the Agreement and Plan of Merger, dated March 20, 2026, by and among Dillard's, Inc. (the "Company"), W.D. Company, Inc. ("WDC") and Alex Dillard, solely in his capacity as the representative of the shareholders of WDC, pursuant to which WDC will merge with and into the Company, with the Company surviving. In accordance with Rule 0-11(c)(1), the fee is based on the aggregate value of the cash, securities and other property proposed to be transferred in the merger. For purposes of Rule 0-11(a)(4), the aggregate stock consideration has been valued using the average of the high and low sale prices of the Company's Class A common stock, par value $0.01 per share ("Class A Common Stock"), on the New York Stock Exchange on March 24, 2026, which was $565.62 per share. The aggregate consideration to be transferred to WDC shareholders consists of (i) up to 41,496 shares of Class A Common Stock and up to 3,985,776 shares of the Company's Class B common stock, par value $0.01 per share ("Class B Common Stock") (collectively, the "Aggregate Stock Merger Consideration"), and (ii) a cash amount equal to the sum of (A) WDC's cash and cash equivalents as of the closing date of the merger and (B) the value of certain other publicly traded securities owned by WDC, valued at the average of the high and low trading prices on the last trading day that is two business days prior to the closing date (the "Aggregate Cash Merger Consideration"). Because the Class B Common Stock is not publicly traded and is convertible into Class A Common Stock on a 1:1 basis at the option of the holder, it has been valued using the same $565.62 per-share price as the Class A Common Stock for purposes of calculating the filing fee. Based on the foregoing, the maximum number of Company shares to which this transaction applies for fee purposes is 4,027,272 shares (41,496 shares of Class A Common Stock plus 3,985,776 shares of Class B Common Stock). The portion of the Aggregate Cash Merger Consideration attributable to other publicly traded securities has been valued based on the product of (i) 1,375 shares of common stock of such other publicly traded company and (ii) the average of the high and low prices of such other company's common stock on the New York Stock Exchange on March 24, 2026, which was $47.74. For purposes of this filing fee calculation, the Company assumes that WDC will not hold cash or cash equivalents as of the closing date. If the aggregate consideration is increased, including by any amount of WDC cash and cash equivalents at closing, the Company will pay any additional fee required by Rule 0-11(a)(3) with the corresponding amendment. No fee offsets are claimed.

Table 2: Fee Offset Claims and Sources	☑Not Applicable
	Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Fee Paid with Fee Offset Source
Fee Offset Claims
Fee Offset Sources